Exhibit 99.1

TERNIUM S.A.

Consolidated Financial Statements

as of December 31, 2016 and 2015 and

for the years ended on December 31, 2016, 2015 and 2014

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2016	2015	2014

Net sales	5	7,223,975	7,877,449	8,726,057
Cost of sales	6	(5,384,390)	(6,477,272)	(6,925,169)

Gross profit		1,839,585	1,400,177	1,800,888

Selling, general and administrative expenses	7	(687,942)	(770,292)	(816,478)
Other operating income (expenses), net	9	(9,925)	9,454	71,751

Operating income		1,141,718	639,339	1,056,161

Finance expense	10	(89,971)	(89,489)	(117,866)
Finance income	10	14,129	7,981	7,685
Other financial income (expenses), net	10	37,957	(17,922)	40,731
Equity in earnings (losses) of non-consolidated companies	3 & 14	14,624	(272,810)	(751,787)

Profit before income tax expense		1,118,457	267,099	234,924

Income tax expense	11	(411,528)	(207,320)	(339,105)

Profit (Loss) for the year		706,929	59,779	(104,181)

Attributable to:
Owners of the parent		595,644	8,127	(198,751)
Non-controlling interest		111,285	51,652	94,570

Profit (Loss) for the year		706,929	59,779	(104,181)

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted (losses) earnings per share for profit attributable to the owners of the parent (expressed in USD per share)		0.30	0.00	(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2016	2015	2014

Profit (Loss) for the year	706,929	59,779	(104,181)

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(141,665)	(409,767)	(270,773)
Currency translation adjustment from participation in non-consolidated companies	53,858	(230,774)	(119,808)
Changes in the fair value of derivatives classified as cash flow hedges and available-for-sale financial instruments	641	1,277	(3,016)
Income tax relating to cash flow hedges and available-for-sale financial instruments	(192)	(371)	638
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	-	-	154
Other comprehensive income items	(1,542)	-	-
Other comprehensive income items from participation in non-consolidated companies	1,523	973	(28)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(14,735)	5,277	(27,561)
Income tax relating to remeasurement of post employment benefit obligations	2,571	(1,946)	7,711
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(16,286)	(5,113)	(5,614)

Other comprehensive loss for the year, net of tax	(115,827)	(640,444)	(418,297)

Total comprehensive income (loss) for the year	591,102	(580,665)	(522,478)

Attributable to:
Equity holders of the Company	534,827	(457,750)	(495,603)
Non-controlling interest	56,275	(122,915)	(26,875)

Total comprehensive income (loss) for the year	591,102	(580,665)	(522,478)

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2016		December 31, 2015
ASSETS

Non-current assets
Property, plant and equipment, net	12	4,135,977		4,207,566
Intangible assets, net	13	842,557		888,206
Investments in non-consolidated companies	14	418,379		250,412
Other investments	18	5,998		-
Deferred tax assets	20	85,795		98,058
Receivables, net	15	132,580		36,147
Trade receivables, net	16	1,270	5,622,556	-	5,480,389

Current assets
Receivables	15	79,820		89,484
Derivative financial instruments	22	316		1,787
Inventories, net	17	1,647,869		1,579,120
Trade receivables, net	16	633,745		511,464
Other investments	18	144,853		237,191
Cash and cash equivalents	18	183,463	2,690,066	151,491	2,570,537
Non-current assets classified as held for sale			10,248		11,667
			2,700,314		2,582,204
Total Assets			8,322,870		8,062,593

EQUITY
Capital and reserves attributable to the owners of the parent			4,391,298		4,033,148
Non-controlling interest			775,295		769,849

Total Equity			5,166,593		4,802,997

LIABILITIES

Non-current liabilities
Provisions	19	6,950		8,142
Deferred tax liabilities	20	609,004		609,514
Other liabilities	21	302,784		320,673
Trade payables		9,305		13,413
Borrowings	23	396,742	1,324,785	607,237	1,558,979

Current liabilities
Current income tax liabilities		178,112		41,064
Other liabilities	21	228,081		156,654
Trade payables		603,119		568,478
Derivative financial instruments	22	287		20,635
Borrowings	23	821,893	1,831,492	913,786	1,700,617

Total Liabilities			3,156,277		3,259,596

Total Equity and Liabilities			8,322,870		8,062,593

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2016	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997
Profit for the period							595,644	595,644	111,285	706,929
Other comprehensive income (loss) for the year
Currency translation adjustment						(36,594)		(36,594)	(51,213)	(87,807)
Remeasurement of post employment benefit obligations				(26,185)				(26,185)	(2,265)	(28,450)
Cash flow hedges and others, net of tax				229				229	220	449
Others				1,733				1,733	(1,752)	(19)
Total comprehensive income (loss) for the year	-	-	-	(24,223)	-	(36,594)	595,644	534,827	56,275	591,102

Dividends paid in cash (5)							(176,677)	(176,677)	-	(176,677)
Dividends paid in cash to non-controlling interest (6)								-	(50,829)	(50,829)
Balance at December 31, 2016	2,004,743	(150,000)	(23,295)	1,420,171	(2,324,866)	(2,336,929)	5,801,474	4,391,298	775,295	5,166,593

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2016, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2016, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.090 per share (USD 0.90 per ADS). Related to the dividends distributed on May 4, 2016, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 3.7 million were included in equity as less dividend paid.

(6) Corresponds to the dividends paid by Siderar S.A.I.C.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2015	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703
Profit for the period							8,127	8,127	51,652	59,779
Other comprehensive income (loss) for the year
Currency translation adjustment						(464,278)		(464,278)	(176,263)	(640,541)
Remeasurement of post employment benefit obligations				(3,218)				(3,218)	1,436	(1,782)
Cash flow hedges, net of tax				714				714	192	906
Others				905				905	68	973
Total comprehensive loss for the year	-	-	-	(1,599)	-	(464,278)	8,127	(457,750)	(122,915)	(580,665)

Dividends paid in cash (5)							(176,677)	(176,677)	-	(176,677)
Dividends paid in cash to non-controlling interest (6)								-	(32,743)	(32,743)
Contributions from non-controlling shareholders in consolidated subsidiaries (7)								-	30,870	30,870
Sale of participation in subsidiary companies (8)								-	1,509	1,509
Acquisition of non-controlling interest (9)								(29,626)	(44,374)	(74,000)
Balance at December 31, 2015	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2015, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2015, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.090 per share (USD 0.90 per ADS). Related to the dividends distributed on May 6, 2015, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 3.7 million were included in equity as less dividend paid.

(6) Corresponds to the dividends paid by Siderar S.A.I.C.

(7) Corresponds to the contribution made by Nippon Steel Corporation in connection with its participation in Tenigal, S.R.L. de C.V..

(8) Corresponds to the sale of the participation in Ferrasa Panamá S.A. See note 2.b.

(9) Corresponds to the acquisition on the non-controlling interest in Ferrasa S.A.S. See note 2.b.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2014	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044
Loss for the year							(198,751)	(198,751)	94,570	(104,181)
Other comprehensive income (loss) for the year
Currency translation adjustment						(272,495)		(272,495)	(118,086)	(390,581)
Remeasurement of post employment benefit obligations				(22,981)				(22,981)	(2,483)	(25,464)
Cash flow hedges and others, net of tax				(1,327)				(1,327)	(897)	(2,224)
Others				(49)				(49)	21	(28)
Total comprehensive loss for the year	-	-	-	(24,357)	-	(272,495)	(198,751)	(495,603)	(26,875)	(522,478)

Dividends paid in cash (5)	-	-	-	-	-	-	(147,231)	(147,231)	-	(147,231)
Dividends paid in cash to non-controlling interest (6)	-	-	-	-	-	-	-	-	(33,632)	(33,632)
Balance at December 31, 2014	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2014, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2014, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.075 per share (USD 0.75 per ADS). Related to the dividends distributed on May 7, 2014, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 3.1 million were included in equity as less dividend paid.

(6) Corresponds to the dividends paid by Siderar S.A.I.C.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2016	2015	2014

Cash flows from operating activities
Profit (Loss) for the year		706,929	59,779	(104,181)
Adjustments for:
Depreciation and amortization	12 & 13	406,890	433,788	414,797
Income tax accruals less payments	26(b)	182,332	(23,932)	(39,529)
Equity in (earnings) losses of non-consolidated companies	3 & 14	(14,624)	272,810	751,787
Interest accruals less payments	26(b)	12,699	5,496	5,162
Results on the sale of participation in subsidiary companies	2(b)	-	1,739	-
Changes in provisions	19	1,678	3,180	92
Changes in working capital (1)	26(b)	(162,373)	509,144	(550,980)
Net foreign exchange results and others		(33,936)	61,487	28,696

Net cash provided by operating activities		1,099,595	1,323,491	505,844

Cash flows from investing activities
Capital expenditures	12 & 13	(435,460)	(466,643)	(443,463)
Investment in non-consolidated companies	3 & 14	(114,449)	(9,600)	(252,042)
Loans to non-consolidated companies	14	(92,496)	(10,416)	-
Decrease (Increase) in other investments	18	86,340	(85,946)	18,258
Proceeds from the sale of property, plant and equipment		1,212	1,217	1,473
Dividends received from non-consolidated companies		183	-	-
Sale of participation in subsidiary company, net of cash disposed	2(b)	-	(673)	-

Net cash used in investing activities		(554,670)	(572,061)	(675,774)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(176,677)	(176,677)	(147,231)
Dividends paid in cash to non-controlling interests		(50,829)	(32,743)	(33,632)
Contributions from non-controlling shareholders in consolidated subsidiaries		-	30,870	-
Acquisition of non-controlling interest	2(b)	-	(74,000)	-
Proceeds from borrowings		910,577	822,663	1,038,820
Repayments of borrowings		(1,191,770)	(1,379,747)	(773,396)

Net cash (used in) provided by financing activities		(508,699)	(809,634)	84,561

Increase (Decrease) in cash and cash equivalents		36,226	(58,204)	(85,369)

Movement in cash and cash equivalents
At January 1,		151,491	213,303	307,218
Effect of exchange rate changes		(4,254)	(3,608)	(8,546)
Increase (Decrease) in cash and cash equivalents		36,226	(58,204)	(85,369)

Cash and cash equivalents at December 31, (2)		183,463	151,491	213,303

(1) The working capital is impacted by non-cash movement of USD (73.8) million as of December 31, 2016 (USD (210.6) million and USD (149.9) million as of December 31, 2015 and 2014, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2) It includes restricted cash of USD 83, USD 88 and USD 93 as of December 31, 2016, 2015 and 2014, respectively. In addition, the Company had other investments with a maturity of more than three months for USD 150,851, USD 237,191 and USD 149,995 as of December 31, 2016, 2015 and 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Page
1	General information	10
2	Basis of presentation	11
3	Acquisition of business – Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS	14
4	Accounting policies	15
5	Segment information	35
6	Cost of sales	38
7	Selling, general and administrative expenses	39
8	Labor costs (included in cost of sales and selling, general and administrative expenses)	39
9	Other operating income (expenses), net	40
10	Other financial income (expenses), net	40
11	Income tax expense	41
12	Property, plant and equipment, net	42
13	Intangible assets, net	43
14	Investments in non-consolidated companies	44
15	Receivables, net - non-current and current	46
16	Trade receivables, net – non-current and current	47
17	Inventories, net	47
18	Cash, cash equivalents and other investments	48
19	Allowances and provisions – non-current and current	48
20	Deferred income tax	49
21	Other liabilities – non-current and current	51
22	Derivative financial instruments	53
23	Borrowings	55
24	Contingencies, commitments and restrictions on the distribution of profits	57
25	Related party transactions	62
26	Other required disclosures	63
27	Recently issued accounting pronouncements	64
28	Financial risk management	66
29	Subsequent events - Agreement for the acquisition of CSA Siderúrgica do Atlântico Ltda.	74

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Notes to the Consolidated Financial Statements

1.	GENERAL INFORMATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2016, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

1.	GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2016 and 2015, this special tax reserve amounted to USD 6.9 billion and USD 7.1 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.	BASIS OF PRESENTATION

a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2017), as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated equity and consolidated financial situation of Ternium as of December 31, 2016, and the consolidated results of its operations, the Changes in the Consolidated Statement of Comprehensive Income, the Changes in Consolidated Net Equity and the Consolidated Cash Flows of Ternium for the year then ended.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

These consolidated financial statements have been approved for issue by the Board of Directors on February 21, 2017.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

2.	BASIS OF PRESENTATION (continued)

	Country of		Percentage of ownership at December 31,
Company	Organization	Main activity	2016	2015	2014

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (1)	Switzerland	Services	100.00%	100.00%	100.00%
Ternium Brasil S.A. (1)	Brazil	Holding	100.00%	100.00%	100.00%
Ternium Investments Switzerland AG (1)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L.U. (1)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (1)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Siderar S.A.I.C. (2)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (3)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.A. (3)	Uruguay	Holding	60.94%	60.94%	60.94%
Ternium Mexico S.A. de C.V. (4)	Mexico	Holding	88.78%	88.72%	88.72%
Hylsa S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	88.78%	88.72%	88.72%
Las Encinas S.A. de C.V. (5)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.78%	88.72%	88.72%
Ferropak Comercial S.A. de C.V. (5)	Mexico	Scrap services company	88.78%	88.72%	88.72%
Galvacer America Inc (5)	USA	Distributing company	88.78%	88.72%	88.72%
Galvamet America Corp (5)	USA	Manufacturing and selling of insulated panel products	88.78%	88.72%	88.72%
Transamerica E. & I. Trading Corp. (5)	USA	Scrap services company	88.78%	88.72%	88.72%
Técnica Industrial S.A. de C.V. (5)	Mexico	Services	88.78%	88.72%	88.72%
Acedor, S.A. de C.V. (5)	Mexico	Holding	88.78%	88.72%	88.72%
Ternium Gas México S.A. de C.V. (6)	Mexico	Energy services company	88.78%	88.72%	88.72%
Ternium Internacional Guatemala S.A. (7)	Guatemala	Selling of steel products	99.98%	99.98%	99.98%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.39%	44.36%	44.36%
Peña Colorada Servicios S.A. de C.V. (8)	Mexico	Services	44.39%	44.36%	44.36%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.14%	66.09%	66.09%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.91%	99.91%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ferrasa S.A.S. (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	54.00%
Ternium del Cauca S.A.S. (formerly Perfilamos del Cauca S.A.S.) (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	54.00%
Ternium Siderúrgica de Caldas S.A.S. (formerly Siderúrgica de Caldas S.A.S.) (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	54.00%
Tenigal S. de R.L. de C.V. (11)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Internacional S.A. (12)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

2.	BASIS OF PRESENTATION (continued)

	Country of		Percentage of ownership at December 31,
Company	Organization	Main activity	2016	2015	2014

Ternium Procurement S.A. (12)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (12)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (12)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium International USA Corporation (13)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (13)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (14)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (15)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A. (16)	Argentina	Engineering and other services	-	-	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Soluciones Integrales de Gestión S.A. (17)	Argentina	Other services	100.00%	100.00%	100.00%
Ferrasa Panamá, S.A. (18)	Panama	Manufacturing and selling of steel products	-	-	54.00%
Aceros Transformados de Panamá, S.A. (18)	Panama	Manufacturing and selling of steel products	-	-	54.00%
Procesadora de Materiales Industriales S.A. (19)	Colombia	Scrap services company	-	100.00%	54.00%
Ferropak Servicios S.A. de C.V. (20)	Mexico	Services	-	88.72%	88.72%
Corporativo Grupo Imsa S.A. de C.V. (20)	Mexico	Services	-	88.72%	88.72%
Ternium International Ecuador S.A. (21)	Ecuador	Marketing of steel products	-	100.00%	100.00%

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.

(2) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.

(3) Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.

(4) Indirectly through Siderar S.A.I.C., Ternium Internacional S.A. and Ternium Internacional España S.L.U. Total voting rights held 100.00%.

(5) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.

(6) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.

(7) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.

(8) Total voting rights held: 50.00%. See note 5.

(9) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.

(10) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 100.00%. See note 2 (b).

(11) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%.

(12) Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.

(13) Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.

(14) Since fourth quarter 2014, indirectly through Ternium Investments Switzerland AG (100,00%). Total voting rights held: 100.00%. Before that, indirectly through Ternium Internacional S.A.

(15) Since second quarter 2016, indirectly through Ternium Investments Switzerland AG. Total voting rights held 100.00%. Before that, indirectly through Ternium Internacional Inc.

(16) Merged with Soluciones Integrales de Gestión S.A. during the third quarter of 2015.

(17) Since third quarter 2016, indirectly through Ternium Investments S.à.r.l. and Technology & Engineering Services S.A. Total voting rights held: 100.00%. Since third quarter 2015, indirectly through Ternium Investments S.à.r.l.,Ternium Internacional España S.L.U. and Technology & Engineering Services S.A. Before that, indirectly through Ternium Investments S.à.r.l. and Ternium Treasury Services S.A.

(18) These companies were sold during the first quarter of 2015.

(19) This company was dissolved as of December 6, 2016.

(20) Merged with Hylsa S.A. de C.V. during the fourth quarter of 2016.

(21) This company was dissolved as of September 27, 2016.

The most important non-controlling interest is related to the investment in Siderar S.A.I.C., which is a company listed in the Buenos Aires Stock Exchange. Siderar stated in its annual accounts as of and for the year ended December 31, 2016, that revenues amounted to USD 1,892 million (2015: USD 2,543 million), net profit from continuing operations to USD 251 million (2015: USD 190 million), total assets to USD 2,415 million (2015: USD 2,346 million), total liabilities to USD 607 million (2015: USD 532 million) and shareholders’ equity to USD 1,807 million (2015: USD 1,814 million). All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

2.	BASIS OF PRESENTATION (continued)

b) Acquisition of non-controlling interest in Ferrasa S.A.S.

On January 20, 2015, Ternium entered into an agreement to acquire the remaining 46% interest in Ferrasa for a total consideration of USD 74.0 million. The Ferrasa transaction closed on April 7, 2015 and it was accounted for as an acquisition of non-controlling interest resulting in a decrease of equity attributable to the owners of the parent company amounting to USD 29.6 million. In addition, on January 20, 2015, Ternium sold its 54% interest in Ferrasa Panamá S.A. for a total consideration of USD 2.0 million, with no significant impact in these financial statements.

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. (“Ternium Investments”), together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (“Siderar”), Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.A. (“Prosid”), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. The rights and obligations of the control group members are governed by a shareholders’ agreement. As a result of these transactions, the control group, which holds ordinary shares representing the majority of Usiminas’ voting rights, is formed as follows: Nippon Steel & Sumitomo Metal Corporation Group (“NSSMC”, formerly Nippon Group), with 46.1% of the voting rights within the control group; T/T Group (comprising TenarisConfab, Prosid, Siderar and Ternium Investments), with 43.3%; and Previdência Usiminas (Usiminas’ employee pension fund), with the remainder 10.6%.

On October 2, 2014, Ternium Investments entered into a purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 30, 2014, Ternium Investments completed the acquisition. These additional shares are not subject to the Usiminas shareholders agreement, but must be voted in accordance with the control group decisions.

Following discussions with the Staff of the U.S. Securities and Exchange Commission, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and, as a result, wrote down the carrying value of its investment in Usiminas by USD 739.8 million. As of September 30, 2014, the discount rate used to test the investment in Usiminas for impairment was 10.4%.

Usiminas’ financial statements as of December 31, 2015 described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. Consequently, Ternium, in a conservative approach, assessed the recoverable value of its investment in Usiminas based on Usiminas ordinary shares average market price for December 2015, and impaired its investment by USD 191.9 million.

On April 20, 2016, Ternium (through Ternium Investments, Siderar and Prosid) subscribed, in the aggregate, to 8.5 million preferred shares for a total subscription price of BRL 10.9 million (approximately USD 3.1 million). These preferred shares were issued on June 3, 2016.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS (continued)

On April 18, 2016, Usiminas’ extraordinary general shareholders’ meeting approved an issuance of 200 million ordinary shares for an aggregate amount of BRL 1 billion and Usiminas launched a multi-round subscription process. On July 19, 2016, following the completion of the subscription process, Usiminas’ extraordinary general shareholders’ meeting homologated the capital increase, and Ternium (through Ternium Investments, Siderar and Prosid) was issued, in the aggregate, 76.4 million ordinary shares for a total subscription price of BRL 382.2 million (approximately USD 110.9 million). Following the issuance of these ordinary shares, Ternium (through Ternium Investments, Siderar and Prosid) owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital, and the T/T Group owns 39.6% of Usiminas’ ordinary shares and 1.8% of Usiminas’ preferred shares. Ternium continues to hold 35.6% of Usiminas’ voting rights within the control group.

As of December 31, 2016, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 8,26 (approximately USD 2,53) per ordinary share and BRL 4,10 (approximately USD 1,26) per preferred share, respectively. Accordingly, as of December 31, 2016, Ternium’s ownership stake had a market value of approximately USD 625.5 million and a carrying value of USD 411.1 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

Management believes that the capital increase amounting to BRL 1,000 million and the completion of the debt restructuring process are likely to contribute to improve Usiminas’ financial situation. Management has noted an increase in the share price of the investment since June 2016. All these factors may lead to an improvement in the value of the investment in future periods.

4.	ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2015.

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)	Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Joint arrangements are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners. A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

(b)	Foreign currency translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for the Argentine and the Brazilian subsidiaries and non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each statement of financial position;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii) all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the "available for sale reserve" in equity. Ternium had no such assets or liabilities for any of the periods presented.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(c)	Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:

• Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;

• Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2016 and 2015, there are USD 14.7 million and no amounts classified under this category, respectively;

• Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

• Available-for-sale ("AFS") financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income ("OCI") with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2016 and 2015, there are no AFS amounts classified under this category, respectively;

• Other financial liabilities: measured at amortized cost using the effective interest method.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The Company first assesses whether objective evidence of impairment exists.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

For loans and receivables category and for held-to-maturity investments, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial Risk management" and Note 4 (x).

(d)	Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-40 years
Vehicles, furniture and fixtures and other equipment	3-20 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2016, 2015 and 2014.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 4 (f) "Impairment").

Amortization charges are included in cost of sales, selling, general and administrative expenses.

(e)	Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2)	Mining assets

Mining assets include:

(a)	Mining licenses acquired;
(b)	Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and
(c)	Capitalized developmental stripping costs (see note 4 (t)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2016, 2015 and 2014, is approximately 7%, 10% and 10% per year, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(3)	Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment when there are indicators that impairment exists. Indicators of impairment include, but are not limited to:

• Rights to explore in an area have expired or will expire in the near future without renewal;

• No further exploration and evaluation is planned or budgeted;

• A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and

• Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining cash-generating units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.

As of December 31, 2016 and 2015, the carrying amount of goodwill allocated to the Mexico CGUs was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2016, 2015 and 2014 totaled USD 9.2 million, USD 6.2 million and USD 8.0 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Customer relationships are amortized using the straight-line method over a useful life of approximately 10 years.

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S.

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f) Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2016 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 10.82% (as of December 31, 2015, 9.59%).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

Except for the impairment in connection with the investment in Usiminas in 2015 and 2014, during the years 2016, 2015 and 2014, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill).

(g)	Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments at fair value through profit or loss is recognized in Other financial income (expenses), net in the consolidated income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

Certain fixed income financial instruments purchased by the Company have been categorized as available for sale if designated in this category or not classified in any of the other categories. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

(h)	Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those mines under production.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (aa) (4)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(i)	Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

(j)	Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

(k)	Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2016 and 2015 totals USD 10.2 million and USD 11.7 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l)	Borrowings

Borrowings are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings are stated at amortized cost following the effective interest method.

(m)	Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

(n)	Employee liabilities

(1) Post-employment obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Past-service costs are recognized immediately in income.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established a commitment for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Siderar implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

(2)	Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2016 and 2015, the outstanding liability corresponding to the Program amounts to USD 23.4 million and USD 19.5 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2016 and 2015, is USD 24.1 million and USD 21.4 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4) Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(o)	Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

(p)	Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(q)	Revenue recognition and other income

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectability is reasonably assured. Revenues are shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Interest income is recognized on an effective yield basis.

(r)	Borrowing Costs

The Company capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2016, 2015 and 2014, the capitalized borrowing costs are not material.

(s)	Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(t)	Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“development stripping”) or during the production stage (“production stripping”).

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(u)	Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.

Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

(v)	Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(w)	Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

(x)	Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2016 and 2015, the effective portion of designated cash flow hedges (net of taxes) amounted to USD 0.1 million and USD (0.4) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 26 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial risk management".

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(y)	Treasury shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(z)	Cash flow

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a) Operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investing or financing.

b) Investing activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.

c) Financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

(aa)	Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)	Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2016 was 10.82% and no impairment charge resulted from the impairment test performed.

(2)	Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3)	Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 7.0 million and USD 8.1 million as of December 31, 2016 and 2015, respectively.

(4)	Allowance for obsolescence of supplies and spare parts and slow-moving inventory

Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management's analysis of their aging. In connection with supplies and spare parts, the calculation is based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

As of December 31, 2016 and 2015, the Company recorded no allowance for net realizable value and USD 33.4 million and USD 32.4 million, respectively, as allowance for obsolescence.

(5)	Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

• whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

• whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;

• whether the carrying amount of the net assets of the entity is more than its market capitalization;

• whether evidence is available of obsolescence or physical damage of an asset.

• whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

• whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Considering that no impairment indicators were identified as of December 31, 2016, the Company only tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized.

(6)	Allowances for doubtful accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party’s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2016 and 2015, allowance for doubtful accounts totals USD 6.0 million and USD 7.6 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(7)	Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s mining concessions. In order to estimate reserves, a range of geological, technical and economic factors is required to be considered. Estimating the quantity and/or grade of reserves requires complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.

Changes in reported reserves may affect the Company’s financial results and financial position, including the following:

• Asset carrying amounts may be affected due to changes in estimated future cash flows.

• Depreciation and amortization charges may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

• Stripping costs recognized in Mining assets or charged to results may change due to changes in stripping ratios or the units of production basis of depreciation.

• Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

(8)	Post-employment obligation estimates

The Company estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy.  Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

5.	SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Brazil, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, Honduras, El Salvador and Nicaragua.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2016
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	7,221,751	204,894	(202,670)	7,223,975
Cost of sales	(5,391,038)	(192,038)	198,686	(5,384,390)

Gross profit	1,830,714	12,856	(3,984)	1,839,585

Selling, general and administrative expenses	(677,007)	(10,935)	-	(687,942)
Other operating income, net	(9,543)	(382)	-	(9,925)

Operating income - IFRS	1,144,164	1,539	(3,984)	1,141,718

Management view
Net sales	7,221,751	208,230	(206,006)	7,223,975
Operating income	936,164	3,871	269	940,303
Reconciliation items:
Differences in Cost of sales				201,415

Operating income - IFRS				1,141,718

Financial income (expense), net				(37,885)
Equity in (losses) earnings of non-consolidated companies				14,624

Income before income tax expense - IFRS				1,118,457

Depreciation and amortization - IFRS	(361,685)	(45,205)	-	(406,890)

	Year ended December 31, 2015
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	7,875,161	203,105	(200,817)	7,877,449
Cost of sales	(6,456,584)	(214,651)	193,963	(6,477,272)

Gross profit	1,418,577	(11,546)	(6,854)	1,400,177

Selling, general and administrative expenses	(757,078)	(13,214)	-	(770,292)
Other operating income, net	9,151	303	-	9,454

Operating income - IFRS	670,650	(24,457)	(6,854)	639,339

Management view
Net sales	7,875,161	216,095	(213,807)	7,877,449
Operating income	1,012,282	(3,490)	(640)	1,008,152
Reconciliation items:
Differences in Cost of sales				(368,813)

Operating income - IFRS				639,339

Financial income (expense), net				(99,430)
Equity in (losses) earnings of non-consolidated companies				(272,810)

Income before income tax expense - IFRS				267,099

Depreciation and amortization - IFRS	(384,380)	(49,408)	-	(433,788)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2014
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	8,700,521	313,157	(287,621)	8,726,057
Cost of sales	(6,960,009)	(255,216)	290,056	(6,925,169)

Gross profit	1,740,512	57,941	2,435	1,800,888

Selling, general and administrative expenses	(799,844)	(16,634)	-	(816,478)
Other operating income, net	70,725	1,026	-	71,751

Operating income - IFRS	1,011,393	42,333	2,435	1,056,161

Management view
Net sales	8,700,521	333,718	(308,182)	8,726,057
Operating income	830,312	65,671	(1,504)	894,479
Reconciliation items:
Differences in Cost of sales				161,682

Operating income - IFRS				1,056,161

Financial income (expense), net				(69,450)
Equity in (losses) earnings of non-consolidated companies				(751,787)

Income before income tax expense - IFRS				234,924

Depreciation and amortization - IFRS	(369,197)	(45,600)	-	(414,797)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2016
	Mexico	Southern region	Other markets	Total

Net sales	4,491,761	1,867,622	864,592	7,223,975

Non-current assets (1)	4,108,539	634,048	235,947	4,978,534

	Year ended December 31, 2015
	Mexico	Southern region	Other markets	Total

Net sales	4,395,273	2,572,723	909,453	7,877,449

Non-current assets (1)	4,166,148	682,705	246,919	5,095,772

	Year ended December 31, 2014
	Mexico	Southern region	Other markets	Total

Net sales	4,911,989	2,648,512	1,165,556	8,726,057

Non-current assets (1)	4,248,087	916,447	265,379	5,429,913

(1) Includes Property, plant and equipment and Intangible assets

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

5.	SEGMENT INFORMATION (continued)

REVENUES BY PRODUCT

	Year ended December 31,
	2016	2015	2014

Semi-finished (1)	19,878	88,264	209,061
Hot rolled (2)	2,763,403	3,049,433	3,581,566
Cold rolled	1,110,671	1,176,019	1,297,969
Coated (3)	2,900,009	3,004,700	3,061,580
Roll-formed and tubular (4)	413,991	509,034	514,586
Steel products	7,207,952	7,827,450	8,664,762

Other products (5)	16,023	49,999	61,295

TOTAL SALES	7,223,975	7,877,449	8,726,057

(1)      Semi-finished includes slabs, billets and round bars.

(2)      Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.

(3)      Coated includes tin plate and galvanized products.

(4)      Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles, steel decks and pre-engineered metal building systems.

(5)      Other products include mainly pig iron.

6.	COST OF SALES

	Year ended December 31,
	2016	2015	2014

Inventories at the beginning of the year	1,579,120	2,134,034	1,941,130
Translation differences	(82,515)	(204,512)	(161,983)

Plus: Charges for the year
Raw materials and consumables used and other movements	4,060,783	4,548,219	5,718,736
Services and fees	77,698	86,874	95,940
Labor cost	560,513	599,989	601,258
Depreciation of property, plant and equipment	314,649	335,302	330,866
Amortization of intangible assets	40,225	48,442	34,988
Maintenance expenses	457,734	507,895	484,929
Office expenses	7,112	6,683	7,238
Insurance	8,432	9,435	12,310
(Recovery) Charge of obsolescence allowance	4,600	(4,816)	15,924
Recovery from sales of scrap and by-products	(21,010)	(31,096)	(39,846)
Others	24,918	19,943	17,713

Less: Inventories at the end of the year	(1,647,869)	(1,579,120)	(2,134,034)

Cost of Sales	5,384,390	6,477,272	6,925,169

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

7.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2016	2015	2014

Services and fees (1)	65,965	69,434	75,057
Labor cost	193,118	214,352	232,837
Depreciation of property, plant and equipment	13,589	13,761	10,957
Amortization of intangible assets	38,427	36,283	37,986
Maintenance and expenses	3,092	4,957	5,785
Taxes	90,166	130,061	133,383
Office expenses	36,223	40,487	39,831
Freight and transportation	234,801	246,762	263,682
(Decrease) Increase of allowance for doubtful accounts	288	(824)	1,287
Others	12,273	15,019	15,673

Selling, general and administrative expenses	687,942	770,292	816,478

(1) For the year ended December 31, 2016, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,385, including USD 2,869 for audit services, USD 99 for audit-related services, USD 251 for tax services and USD 166 for all other services.

For the year ended December 31, 2015, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,888, including USD 3,535 for audit services, USD 114 for audit-related services, USD 217 for tax services and USD 22 for all other services.

For the year ended December 31, 2014, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,927, including USD 3,450 for audit services, USD 74 for audit-related services, USD 204 for tax services and USD 199 for all other services.

8.	LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2016	2015	2014

Wages, salaries and social security costs	698,825	754,063	778,932
Termination benefits	27,048	30,888	25,348
Post-employment benefits (Note 21 (i))	27,758	29,390	29,815

Labor costs	753,631	814,341	834,095

As of December 31, 2016, 2015 and 2014, the quantity of employees was 16,725, 16,739 and 16,919, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

9.	OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2016	2015	2014

Results of sundry assets	1,270	2,009	4,111
Collection of insurance (1)	-	-	57,500
Other operating income	-	10,625	10,232

Other operating income	1,270	12,634	71,843

Provision for legal claims and other matters (Note 19 and 24 (ii))	(1,678)	(3,180)	(92)
Other operating expense	(9,517)	-	-

Other operating expense	(11,195)	(3,180)	(92)

Other operating (expenses) income, net	(9,925)	9,454	71,751

(1)	Corresponds to insurance collection in Argentina.

10.	OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2016	2015	2014

Interest expense	(89,971)	(89,489)	(117,866)

Finance expense	(89,971)	(89,489)	(117,866)

Interest income	14,129	7,981	7,685

Finance income	14,129	7,981	7,685

Net foreign exchange (loss) gain	20,334	(5,181)	26,664
Change in fair value of financial assets	7,663	(8,143)	(1,970)
Derivative contract results	11,614	(2,058)	19,748
Others	(1,654)	(2,540)	(3,711)

Other financial income (expenses), net	37,957	(17,922)	40,731

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

11.	INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2016	2015	2014

Current tax	(394,045)	(234,040)	(336,176)

Deferred tax (Note 20)
Deferred tax	(16,821)	19,463	2,363
Effect of changes in tax law on deferred income tax (1)	2,028	3,080	(12,702)
Withholding tax on dividend distributions (2)	(2,690)	4,177	(10,474)
Recovery of income tax (3)	-	-	17,884

Income tax expense	(411,528)	(207,320)	(339,105)

(1) For 2016, it includes mainly the effects of the Colombian tax rate reform and of the Mexican mining tax. For 2015, it includes mainly the effects of the Mexican mining tax. For 2014, it includes mainly the effects of the Colombian tax rate reform which introduced an increase from 34% to 39% in 2015, 40% in 2016, 42% in 2017 and 43% in 2018 and of the Mexican mining tax.

(2) It includes the 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries since 2013.

(3) The amounts recorded in 2014 corresponded to the capitalization of tax losses carried forward generated and not recognized in previous years.

Income tax expense for the years ended December 31, 2016, 2015 and 2014 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2016	2015	2014

Income before income tax	1,118,457	267,099	234,924

Income tax expense at statutory tax rate	(324,592)	(135,974)	(254,548)
Non taxable income	606	4,980	2,073
Non deductible expenses	(5,838)	(19,408)	(25,413)
Effect of currency translation on tax base (1)	(81,042)	(64,175)	(55,925)
Withholding tax on dividend distributions	(2,690)	4,177	(10,474)
Recovery of income tax	-	-	17,884
Effect of changes in tax law	2,028	3,080	(12,702)

Income tax expense	(411,528)	(207,320)	(339,105)

(1)Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico.

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2016
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total

Values at the beginning of the year
Cost	528,435	1,505,296	4,066,687	95,202	456,132	87,858	6,739,610
Accumulated depreciation	-	(500,464)	(1,950,353)	(70,437)	-	(10,790)	(2,532,044)

Net book value at January 1, 2016	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566

Opening net book value	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566
Translation differences	(1,429)	(50,903)	(38,985)	(1,516)	(29,336)	(4,809)	(126,978)
Additions	611	8,161	1,539	5,908	371,575	19,075	406,869
Capitalized borrowing costs	-	-	-	-	1,759	-	1,759
Disposals / Consumptions	(1,217)	(2,048)	(265)	(1,234)	(660)	(16,232)	(21,656)
Transfers	2,591	157,454	266,704	30,617	(461,656)	945	(3,345)
Depreciation charge	-	(65,981)	(254,000)	(14,862)	-	6,605	(328,238)

Closing net book value	528,991	1,051,515	2,091,327	43,678	337,814	82,652	4,135,977

Values at the end of the year
Cost	528,991	1,590,063	4,238,201	165,590	337,814	82,652	6,943,311
Accumulated depreciation	-	(538,548)	(2,146,874)	(121,912)	-	-	(2,807,334)

Net book value at December 31, 2016	528,991	1,051,515	2,091,327	43,678	337,814	82,652	4,135,977

	Year ended December 31, 2015
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total

Values at the beginning of the year
Cost	527,467	1,717,832	4,306,227	113,623	352,625	85,811	7,103,585
Accumulated depreciation	-	(575,347)	(1,952,468)	(86,251)	-	(8,492)	(2,622,558)

Net book value at January 1, 2015	527,467	1,142,485	2,353,759	27,372	352,625	77,319	4,481,027

Opening net book value	527,467	1,142,485	2,353,759	27,372	352,625	77,319	4,481,027
Translation differences	(3,484)	(142,409)	(108,255)	(3,461)	(71,027)	(12,963)	(341,599)
Additions	4,452	172	1,424	3,493	398,143	31,906	439,590
Capitalized borrowing costs	-	-	-	-	331	-	331
Disposals / Consumptions	-	(2,316)	(441)	(1,176)	(2,131)	(16,656)	(22,720)
Transfers	-	84,338	128,430	7,665	(221,809)	1,376	-
Depreciation charge	-	(77,438)	(258,583)	(9,128)	-	(3,914)	(349,063)

Closing net book value	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566

Values at the end of the year
Cost	528,435	1,505,296	4,066,687	95,202	456,132	87,858	6,739,610
Accumulated depreciation	-	(500,464)	(1,950,353)	(70,437)	-	(10,790)	(2,532,044)

Net book value at December 31, 2015	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

13.	INTANGIBLE ASSETS, NET

	Year ended December 31, 2016
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total

Values at the beginning of the year
Cost	201,815	188,813	5,294	298,475	73,665	662,307	1,430,369
Accumulated depreciation	(135,072)	(92,557)	-	(243,312)	(71,222)	-	(542,163)

Net book value at January 1, 2016	66,743	96,256	5,294	55,163	2,443	662,307	888,206

Opening net book value	66,743	96,256	5,294	55,163	2,443	662,307	888,206
Translation differences	(1,216)	-	-	-	-	-	(1,216)
Additions	19,775	14,118	398	-	-	-	34,291
Disposals / Consumptions	(69)	-	(3)	-	-	-	(72)
Depreciation charge	(33,774)	(13,867)	-	(29,611)	(1,400)	-	(78,652)

Closing net book value	51,459	96,507	5,689	25,552	1,043	662,307	842,557

Values at the end of the year
Cost	215,662	202,931	5,689	298,475	73,665	662,307	1,458,729
Accumulated depreciation	(164,203)	(106,424)	-	(272,923)	(72,622)	-	(616,172)

Net book value at December 31, 2016	51,459	96,507	5,689	25,552	1,043	662,307	842,557

	Year ended December 31, 2015
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total

Values at the beginning of the year
Cost	203,557	142,658	38,439	298,475	73,665	662,307	1,419,101
Accumulated depreciation	(109,210)	(77,673)	-	(213,510)	(69,822)	-	(470,215)

Net book value at January 1, 2015	94,347	64,985	38,439	84,965	3,843	662,307	948,886

Opening net book value	94,347	64,985	38,439	84,965	3,843	662,307	948,886
Translation differences	(3,008)	-	-	-	-	-	(3,008)
Additions	14,043	11,182	1,828	-	-	-	27,053
Transfers	-	34,973	(34,973)	-	-	-	-
Depreciation charge	(38,639)	(14,884)	-	(29,802)	(1,400)	-	(84,725)

Closing net book value	66,743	96,256	5,294	55,163	2,443	662,307	888,206

Values at the end of the year
Cost	201,815	188,813	5,294	298,475	73,665	662,307	1,430,369
Accumulated depreciation	(135,072)	(92,557)	-	(243,312)	(71,222)	-	(542,163)

Net book value at December 31, 2015	66,743	96,256	5,294	55,163	2,443	662,307	888,206

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2016	2015

At the beginning of the year	250,412	748,178

Equity in earnings (losses) of non-consolidated companies	14,624	(80,874)
Other comprehensive income	39,077	(234,556)
Acquisition of additional shares (note 3)	114,449	-
Dividends from non-consolidated companies	(183)	-
Contributions to non-consolidated companies	-	9,600
Impairment charge (note 3)	-	(191,936)

At the end of the year	418,379	250,412

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

			Voting rights at		Value at
Company	Country of incorporation	Main activity	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	32.88%	411,134	239,960
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	3,444	6,026
Other non-consolidated companies (1)					3,801	4,426

					418,379	250,412

(1) It includes the investment held in Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a)	Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2016 and 2015, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2016	As of December 31, 2015

At the beginning of the year	239,960	742,335
Share of results (1)	16,832	(77,066)
Other comprehensive income	39,893	(233,373)
Acquisition of additional shares (note 3)	114,449	-
Impairment charge (note 3)	-	(191,936)

At the end of the year	411,134	239,960

(1) It includes the adjustment of the values associated to the purchase price allocation.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The investment in Usiminas is based in the following calculation:

Usiminas’ shareholders’ equity	4,153,214
Percentage of interest of the Company over shareholders’ equity	20.47%

Interest of the Company over shareholders’ equity	850,038

Purchase price allocation	78,806
Goodwill	318,933
Impairment	(836,643)

Total Investment in Usiminas	411,134

On February 16, 2017, Usiminas approved its annual accounts as of and for the year ended December 31, 2016, which state that revenues, net loss from continuing operations and shareholders’ equity amounted to USD 2,443 million, USD 166 million and USD 4,153 million, respectively.

	USIMINAS
Summarized balance sheet (in million USD)	As of December 31, 2016	As of December 31, 2015

Assets
Non-current	6,086	5,343
Current	1,277	1,247
Other current investments	472	314
Cash and cash equivalents	221	205

Total Assets	8,056	7,109

Liabilities
Non-current	753	592
Non-current borrowings	2,104	1,526
Current	517	661
Current borrowings	21	490

Total Liabilities	3,395	3,269

Non-controlling interest	508	406

Shareholders’ equity	4,153	3,434

	USIMINAS
Summarized income statement (in million USD)	As of December 31, 2016	As of December 31, 2015

Net sales	2,443	3,116
Cost of sales	(2,292)	(3,045)
Gross Profit	151	71
Selling, general and administrative expenses	(180)	(212)
Other operating income (loss), net	(61)	(906)
Operating income	(90)	(1,047)
Financial expenses, net	(17)	(377)
Equity in earnings of associated companies	40	28
Profit (Loss) before income tax	(67)	(1,396)
Income tax benefit	(99)	342
Net profit (loss) before non-controlling interest	(166)	(1,054)
Non-controlling interest in other subsidiaries	(28)	128
Net profit (loss) for the year	(194)	(926)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

(b)	Techgen S.A. de C.V.

Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1st, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts. During 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to USD 92.5 million, which are due in June 2020.

For commitments from Ternium in connection with Techgen, see note 24.

15.	RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2016	2015

Receivables with related parties (Notes 25 and 14 (b))	103,525	10,419
Employee advances and loans	3,888	3,637
Advances to suppliers for the purchase of property, plant and equipment	7,077	9,767
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 25)	283	247
Tax credits	17,371	10,901
Others	436	1,176

Receivables, net – Non-current	132,580	36,147

	As of December 31,
	2016	2015

Value added tax	13,027	20,725
Tax credits	32,430	30,434
Employee advances and loans	6,645	8,525
Advances to suppliers	3,223	4,664
Advances to suppliers with related parties (Note 25)	-	3,376
Expenses paid in advance	9,148	9,321
Government tax refunds on exports	2,599	1,855
Receivables with related parties (Note 25)	709	1,241
Others	12,039	9,343

Receivables, net – Current	79,820	89,484

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

16.	TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2016	2015

Trade receivables	1,270	-

Trade receivables, net – Non-current	1,270	-

Current accounts	633,622	512,627
Trade receivables with related parties (Note 25)	6,142	6,422
Allowance for doubtful accounts (Note 19)	(6,019)	(7,585)

Trade receivables, net - Current	633,745	511,464

	Trade receivables, net as of December 31, 2016
	Total	Fully performing	Past due

Guaranteed	343,338	309,730	33,608
Not guaranteed	297,696	262,165	35,531

Trade receivables	641,034	571,895	69,139

Allowance for doubtful accounts (Note 19)	(6,019)	-	(6,019)

Trade receivables, net	635,015	571,895	63,120

	Trade receivables, net as of December 31, 2015
	Total	Fully performing	Past due

Guaranteed	289,606	261,902	27,704
Not guaranteed	229,443	174,286	55,157

Trade receivables	519,049	436,188	82,861

Allowance for doubtful accounts (Note 19)	(7,585)	-	(7,585)

Trade receivables, net	511,464	436,188	75,276

17.	INVENTORIES, NET

	As of December 31,
	2016	2015

Raw materials, materials and spare parts	401,481	364,367
Goods in process	811,378	761,086
Finished goods	281,770	258,528
Goods in transit	186,673	227,584
Obsolescence allowance (Note 19)	(33,433)	(32,445)

Inventories, net	1,647,869	1,579,120

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

18.	CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS – NON CURRENT AND CURRENT

	As of December 31,
	2016	2015

Investments in debt instruments	5,998	-

Other investments, net – Non-current	5,998	-

	As of December 31,
	2016	2015

(i) Other investments
Other deposits with maturity of more than three months	144,853	237,191

Other investments - Current	144,853	237,191
(ii) Cash and cash equivalents
Cash and banks	70,711	45,610
Restricted cash	83	88
Short-term bank deposits	70,760	76,651
Other deposits with maturity of less than three months	41,909	29,142

Cash and cash equivalents	183,463	151,491

19.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Liabilities	Liabilities
	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2016

Values at the beginning of the year	8,142	18,273
Translation differences	(1,290)	(3,102)
Additions	2,757	3,130
Reversals	(1,079)	-
Uses	(1,580)	-

At December 31, 2016	6,950	18,301

Year ended December 31, 2015

Values at the beginning of the year	9,067	21,744
Translation differences	(3,396)	(3,207)
Additions	3,385	(264)
Reversals	(205)	-
Uses	(709)	-

At December 31, 2015	8,142	18,273

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

19.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2016

Values at the beginning of the year	7,585	32,445	1,132
Translation differences	(656)	(900)	(276)
Additions	2,574	16,616	4,031
Reversals	(2,286)	(12,016)	-
Uses	(1,198)	(2,712)	(625)

At December 31, 2016	6,019	33,433	4,262

Year ended December 31, 2015

Values at the beginning of the year	11,372	48,018	2,081
Translation differences	(1,666)	(2,366)	(363)
Additions	1,593	16,538	(586)
Reversals	(2,417)	(21,354)	-
Uses	(1,297)	(8,391)	-

At December 31, 2015	7,585	32,445	1,132

20.	DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	As of December 31,
	2016	2015

At the beginning of the year	(511,456)	(554,897)

Translation differences	3,351	19,041
Effect of changes in tax law (note 11)	2,028	3,080
Withholding tax on dividend distributions (note 11)	(2,690)	4,177
Credits (Charges) directly to other comprehensive income	2,379	(2,320)
Deferred tax (charge) credit (note 11)	(16,821)	19,463

At the end of the year	(523,209)	(511,456)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

20.	DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2016

At the beginning of the year	(599,522)	(52,723)	(38,652)	(10,387)	(701,284)

Translation differences	5,634	360	169	181	6,344
Credits (Charges) directly to other comprehensive income	-	-	-	(192)	(192)
Withholding tax on dividend distributions	-	-	-	(2,690)	(2,690)
Effect of changes in tax law	1,062	(103)	1,433	6	2,398
Income statement credit (charge)	(33,137)	3,829	9,000	10,032	(10,276)

At the end of the year	(625,963)	(48,637)	(28,050)	(3,050)	(705,700)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2016

At the beginning of the year	45,368	6,193	67,784	70,483	189,828

Translation differences	(2,399)	(289)	-	(305)	(2,993)
Credits (Charges) directly to other comprehensive income	-	-	-	2,571	2,571
Effect of changes in tax law	17	(3)	-	(384)	(370)
Income statement credit (charge)	10,202	1,587	(11,487)	(6,847)	(6,545)

At the end of the year	53,188	7,488	56,297	65,518	182,491

(1) As of December 31, 2016, the recognized deferred tax assets on tax losses amount to USD 56,297 and there are no net unrecognized deferred tax assets.

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2015

At the beginning of the year	(589,862)	(80,217)	(46,855)	(53,037)	(769,971)

Translation differences	19,216	1,340	54	10,629	31,239
Charges directly to other comprehensive income	-	-	-	(8)	(8)
Withholding tax on dividend distributions	-	-	-	4,177	4,177
Effect of changes in tax law	5,426	(487)	(2,481)	6	2,464
Income statement credit (charge)	(34,302)	26,641	10,630	27,846	30,815

At the end of the year	(599,522)	(52,723)	(38,652)	(10,387)	(701,284)

Deferred tax assets	Provisions	Trade receivables	Tax losses (2)	Other	Total at December 31, 2015

At the beginning of the year	58,059	10,742	63,529	82,744	215,074

Translation differences	(11,638)	(674)	-	114	(12,198)
Charges directly to other comprehensive income	-	-	-	(2,312)	(2,312)
Effect of changes in tax law	228	18	-	370	616
Income statement credit (charge)	(1,281)	(3,893)	4,255	(10,433)	(11,352)

At the end of the year	45,368	6,193	67,784	70,483	189,828

(2) As of December 31, 2015, the recognized deferred tax assets on tax losses amount to USD 67,784 and the net unrecognized deferred tax assets amount to USD 4,154.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

20.	DEFERRED INCOME TAX (continued)

The amounts shown in the statement of financial position (prior to offsetting the balances within the same tax jurisdiction) include the following:

	As of December 31,
	2016	2015

Deferred tax assets to be recovered after more than 12 months	131,407	149,640
Deferred tax assets to be recovered within 12 months	51,084	40,188
Deferred tax liabilities to be settled after more than 12 months	(653,503)	(637,658)
Deferred tax liabilities to be settled within 12 months	(52,197)	(63,626)

	(523,209)	(511,456)

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2016	2015

(i) Other liabilities - Non current

Post-employment benefits	252,624	273,792
Other employee benefits	31,724	24,896
Asset retirement obligation (note 19) (1)	18,301	18,273
Other	135	3,712

Other liabilities – Non-current	302,784	320,673

(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2016	2015

Present value of unfunded obligations	252,624	273,792

Liability in the statement of financial position	252,624	273,792

The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2016	2015

Current service cost	9,565	7,241
Interest cost	18,193	21,226
Amortization of prior service costs	-	923

Total included in labor costs	27,758	29,390

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2016	2015

At the beginning of the year	273,792	313,146

Transfers, new participants and funding of the plan	(231)	2,876
Total expense	27,758	29,390
Remeasurements	14,735	(4,922)
Effect of changes in demographic assumptions	(2,600)	-
Effect of changes in financial assumptions	(1,360)	-
Effect of experience adjustments	18,695	(4,922)
Translation differences	(41,783)	(42,099)
Contributions paid	(21,647)	(24,599)

At the end of the year	252,624	273,792

The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2016	2015

Discount rate	8.00%	7.75%
Compensation growth rate	5.00%	4.00%

	Year ended December 31,
Argentina	2016	2015

Discount rate	7.00%	7.00%
Compensation growth rate	2.00%	2.00%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-9.5%	11.4%
Compensation growth rate	1.00%	2.7%	-1.9%
Pension growth rate	1.00%	-1.9%	2.1%
Life expectancy	1 year	3.9%	-4.0%

The estimated future payments for the next five years will be between 16.0 and 19.0 million per year.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2016	2015

(ii) Other liabilities - Current

Payroll and social security payable	130,889	78,247
VAT liabilities	49,633	41,627
Other tax liabilities	26,987	27,739
Termination benefits	2,164	2,218
Related Parties (Note 25)	3,744	25
Asset retirement obligation (Note 19)	4,262	1,132
Others	10,402	5,666

Other liabilities – Current	228,081	156,654

22.	DERIVATIVE FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2016 and 2015 were as follows:

	As of December 31,
	2016	2015

Contracts with positive fair value
Foreign exchange contracts	316	1,787

	316	1,787

Contracts with negative fair value
Interest rate swap contracts	(257)	(1,164)
Foreign exchange contracts	(30)	(19,471)

	(287)	(20,635)

Derivative financial instruments breakdown is as follows:

(a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2016, most of the Company’s long-term borrowings were at variable rates.

During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of USD 100 million, at an average rate of 1.92%. These agreements are effective from July 2014, will due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2016, the after-tax cash flow hedge reserve related to these agreements amounted to USD 0.1 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

22.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2014	(593)	178	(415)

(Decrease) / Increase	(1,374)	412	(962)
Reclassification to income statement	1,401	(420)	981

At December 31, 2015	(566)	170	(396)

(Decrease) / Increase	(179)	54	(125)
Reclassification to income statement	820	(246)	574

At December 31, 2016	75	(22)	53

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2016 (amounting to a gain of USD 0.1 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2017 and up to the end of the life of the borrowing in 2022.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD, in accordance with the Company’s policy for derivative instruments.

During 2016, 2015 and 2014, Prosid Investments entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by Siderar’s debt in ARS. As of December 31, 2016, the notional amount on these agreements amounted to USD 235.4 million.

In addition, during the second half of 2015, Siderar entered into future contracts and non-deliverable forward agreements in the local market in order to cover its exposure to trade payables in USD. As of December 31, 2016, there are no outstanding notional amounts on future contracts or non-deliverable forward agreements in the local market.

Furthermore, during 2016, 2015 and 2014, Ferrasa S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain trade receivables denominated in its local currency. As of December 31, 2016, there are no outstanding notional amounts on these agreements.

The net fair values of the exchange rate derivative contracts as of December 31, 2016 and December 31, 2015 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2016	2015

ARS/USD	ND Forward - Buy ARS	4.0 billion ARS	316	(17,565)
ARS/USD	ND Forward - Buy USD	37.9 million USD	-	494
ARS/USD	Futures domestic contracts - Buy USD (1)	31.0 million USD	-	-
COP/USD	ND Forward - Sell COP	33.7 billion COP	-	(613)
EUR/USD	ND Forward - Sell EUR	5.3 million EUR	(30)	-

			286	(17,684)

(1) Corresponds to contracts as of December 31, 2015, that were settled on a daily basis.

ARS: Argentine pesos; COP: Colombian pesos; EUR: Euros; USD: US dollars.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

23.	BORROWINGS

	As of December 31,
	2016	2015

(i) Non-current

Bank borrowings	398,851	611,429
Less: debt issue costs	(2,109)	(4,192)

	396,742	607,237

(ii) Current

Bank borrowings	823,563	915,721
Less: debt issue costs	(1,670)	(1,935)

	821,893	913,786

Total Borrowings	1,218,635	1,521,023

The maturity of borrowings is as follows:

	Expected Maturity Date
			2019 and	At December 31, (1)
	2017	2018	thereafter	2016	2015

Fixed Rate	404,926	-	-	404,926	462,038
Floating Rate	416,967	226,467	170,275	813,709	1,058,985

Total	821,893	226,467	170,275	1,218,635	1,521,023

(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars and Argentine pesos and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2016	2015
Bank borrowings	6.92%	3.37%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2016 and 2015, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

23.	BORROWINGS (continued)

Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2016	2015

USD	Floating	790,772	1,036,733
USD	Fixed	141,889	317,441
ARS	Fixed	234,576	111,114
COP	Floating	23,520	22,380
COP	Fixed	19,163	18,571
GTQ	Fixed	8,715	14,784

		1,218,635	1,521,023

USD: US dollars; ARS: Argentine pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales.

Ternium’s most significant borrowings as of December 31, 2016, were those incurred under Ternium México’s syndicated loan facilities, in order to improve its maturity profile in 2013 and under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico:

			In USD million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2016	Maturity

November 2013	Ternium Mexico	Syndicated loan	800	360	November 2018
Years 2012 and 2013	Tenigal	Syndicated loan	200	175	July 2022

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio and interest coverage ratio). As of December 31, 2016, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is involved in litigation arising from time to time in the ordinary course of business. The Company recorded a provision for those cases in which there is a probable cash outflow and the outcome can be reliably estimated. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation would be material to Ternium’s consolidated financial position, results of operations or liquidity.

(i) Tax claims and other contingencies

(a) Siderar. AFIP – Income tax claim for fiscal years 1995 to 1999

The Argentine tax authority (Administración Federal de Ingresos Públicos, or “AFIP”) has challenged the deduction from income of certain disbursements treated by Siderar as expenses necessary to maintain industrial installations, alleging that these expenses should have been treated as investments or improvements subject to capitalization. Accordingly, AFIP made income tax assessments against Siderar with respect to fiscal years 1995 through 1999.

As of December 31, 2016, Siderar’s aggregate exposure under these assessments (including principal, interest and fines) amounts to approximately USD 1.3 million. Siderar appealed each of these assessments before the National Tax Court, which, in successive rulings, reduced the amount of each of the assessments made by AFIP; the National Tax Court decisions were, however, further appealed by both Siderar and AFIP.

Based on recent National Tax Court decisions, management believes that there could be an additional potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of December 31, 2016, amounts to USD 0.4 million.

(b) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the first instance court decision with the Sao Paulo court of appeals. On February 8, 2017, the court of appeals issued its decision on the merits and maintained the understanding of the first instance court, holding that the Company and the other defendants did not have the obligation to launch a tender offer. The decision of the court of appeals has not yet been published, and CSN may still file a motion for clarification and/or appeal to the Superior Court of Justice or the Federal Supreme Court.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Separately, on November 10, 2014, CSN filed a complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. In this complaint, CSN sought to reverse a February 2012 decision by the CVM, which had determined that the above mentioned acquisition did not trigger any tender offer requirement. On December 2, 2016, CVM rendered its decision on this complaint, reaffirming its previous decision from 2012 and rejecting all the new allegations presented by CSN.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015 CADE formally closed the file.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, the decisions issued by CVM in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

(c) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the Brazilian securities regulator, the Comissão de Valores Mobiliários (CVM), determined that Ternium’s acquisition of 51.4 million ordinary shares of Usiminas, completed on October 30, 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all noncontrolling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by Nippon Steel & Sumitomo Metal Corporation (NSSMC) and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter. On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in early 2017. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 52.2 million, including interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

(e) Tax claim on Argentine personal assets tax for 2008, 2009 and 2010

On June 28, 2016, Siderar was notified of a tax assessment by the Argentine tax authorities (AFIP) for allegedly omitted taxes in its capacity as substitute obligor for the personal assets tax for 2008, 2009 and 2010 over the investment held by its shareholder Ternium España S.L.U. In its assessment, AFIP challenged the availability of the benefits contemplated under the double taxation treaty between Argentina and Spain then in effect and ordered Siderar to pay taxes for approximately USD 4.9 million, plus interest for approximately USD 10.2 million. On August 4, 2016, Siderar appealed AFIP’s assessment before the National Tax Court. Siderar believes that it has meritorious defenses and will not be required to pay any amount while the appeal is pending.

The Company, based on the advice of counsel, believes that it is not probable that the ultimate resolution of this assessment will result in a material obligation and, accordingly, no provision has been recorded in its financial statements.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 25.1 million and is due to terminate in 2018.

The Company has also signed various contracts for the provision of natural gas, assuming firm commitments for a total of USD 22.3 million payable during the 2017 financial year.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 18.7 million.

(c) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon for an aggregate amount of USD 154.6 million to satisfy the requirements through 2031. This agreement includes the construction by Air Liquide Argentina S.A. of a plant within San Nicolas’ facilities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 25% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 83.4 million. In addition, Iberdrola agreed to recognize to Ternium México USD 15.0 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

(e) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 41.0 million and the contract will terminate in 2018.

(f) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD 11.0 million (out of which Ternium México has already invested the 91% as of December 31, 2016), while Ferromex’s already invested the committed amount of approximately USD 3.9 million as of December 31, 2016. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200,000 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200,000 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(g) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of the year 2036. As of December 31, 2016, the outstanding value of this commitment was approximately USD 279 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 133.9 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2016.

(h) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds will be used by Techgen in the construction of the facility. As of December 31, 2016, disbursements under the loan agreement amounted USD 800 million, as a result the amount guaranteed by Ternium was approximately USD 384 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2016, Techgen was in compliance with all of its covenants.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2016, this reserve reached the above-mentioned threshold.

As of December 31, 2016, Ternium may pay dividends up to USD 3.4 billion in accordance with Luxembourg law and regulations.

Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2016

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Reserve for own shares	59,600
Accumulated profit at January 1, 2016	3,353,166
Loss for the year	(20,990)

Total shareholders’ equity under Luxembourg GAAP	7,011,115

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

25.	RELATED PARTY TRANSACTIONS

As of December 31, 2016, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 24.

The following transactions were carried out with related parties:

	Year ended December 31,
	2016	2015	2014

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	-	-	1,675
Sales of goods to other related parties	29,480	103,686	224,909
Sales of services and others to non-consolidated parties	737	1,590	2,459
Sales of services and others to other related parties	654	1,153	1,273

	30,871	106,429	230,316
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	144,673	163,782	200,167
Purchases of goods from other related parties	58,929	48,150	45,946
Purchases of services and others from non-consolidated parties	12,836	14,993	13,584
Purchases of services and others from other related parties	126,859	128,618	131,413

	343,297	355,543	391,110
(c) Financial results
Income with non-consolidated parties	3,507	17	1,043

	3,507	17	1,043
(d) Dividends received
Dividends received from non-consolidated parties	183	-	1,858

	183	-	1,858
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	1,660	3,667	6,051
Income (expenses), net with other related parties	712	706	(640)

	2,372	4,373	5,411

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

25.	RELATED PARTY TRANSACTIONS (continued)

	As of December 31,
	2016	2015

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	103,333	11,392
Receivables from other related parties	7,043	6,690
Advances to suppliers with other related parties	283	3,623
Payables to non-consolidated parties	(25,889)	(17,427)
Payables to other related parties	(26,313)	(25,019)

	58,457	(20,742)

(iii) Officers and Directors’ compensation

During the year ended December 31, 2016 the cash compensation of Officers and Directors amounted to USD 12,461 (USD 14,301 for the year ended December 31, 2015). In addition, Officers received 830.000 Units for a total amount of USD 1,818 (USD 1,745 for the year ended December 31, 2015) in connection with the incentive retention program mentioned in note 4 (n)(3).

26.	OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency
	Gross amount	Income tax	Total	translation adjustment

At December 31, 2014	(593)	178	(415)	(2,424,297)

(Decrease) / Increase	(1,374)	412	(962)	(640,541)
Reclassification to income statement	1,401	(420)	981	-

At December 31, 2015	(566)	170	(396)	(3,064,838)

(Decrease) / Increase	(179)	54	(125)	(87,807)
Reclassification to income statement	820	(246)	574	-

At December 31, 2016	75	(22)	53	(3,152,645)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

26.	OTHER REQUIRED DISCLOSURES (continued)

(b) Statement of cash flows

	Year ended December 31,
	2016	2015	2014

(i) Changes in working capital (1)
Inventories	(151,263)	349,662	(357,023)
Receivables and others	488	(16,987)	4,760
Trade receivables	(161,670)	142,670	(90,725)
Other liabilities	89,032	(2,936)	30,640
Trade payables	61,040	36,735	(138,632)

	(162,373)	509,144	(550,980)
(ii) Income tax accrual less payments
Tax accrued (Note 11)	411,528	207,320	339,105
Taxes paid	(229,196)	(231,252)	(378,634)

	182,332	(23,932)	(39,529)
(iii) Interest accruals less payments
Interest accrued (Note 10)	89,971	89,489	117,866
Interest paid	(77,272)	(83,993)	(112,704)

	12,699	5,496	5,162

(1)	Changes in working capital are shown net ofthe effect of exchange rate changes.

27.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following amendments, standards and interpretations have been applied on the year starting January 1, 2016:

-	Annual Improvements to IFRS 2012-2014 cycle
-	Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations
-	Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization
-	Disclosure Initiative - Amendments to IAS 1

These amendments did not impact significantly the Company’s consolidated financial statements.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2016 and have not been early adopted:

International Financial Reporting Standard 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, “Financial instruments”, which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018. The Company’s management does not expect this standard to have a significant impact on the classification and measurement of its financial assets, liabilities and hedge accounting.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

27.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

International Financial Reporting Standard 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, “Revenue from contracts with customers”, which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2018. The Company’s management is currently assessing the potential impact that the application of this standard may have on the Company’s financial condition or results of operations.

International Financial Reporting Standard 16, “Leases”

In January 2016, the IASB issued IFRS 16, “Leases”, which will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. IFRS 16 must be applied on annual periods beginning on or after January 1, 2019. The Company’s management is currently assessing the potential impact that the application of this standard may have on the Company’s financial condition or results of operations.

Other standards and interpretations non-significant for the Company’s financial statements:

-	Amendments to IAS 12 - Recognition of Deferred Tax Assets for Unrealized Losses
-	Amendments to IAS 7 – Disclosure initiative
-	Amendment to IFRS 2 - Classification and Measurement of Share-based Payment Transactions
-	Annual Improvements to IFRS 2014-2016 cycle
-	IFRIC 22 — Foreign Currency Transactions and Advance Consideration

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT

1)	Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1) Market Risk

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium’s foreign exchange policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2016. These balances include intercompany positions where the intervening parties have different functional currencies.

	Functional currency
USD million Exposure to	USD	ARS

US dollar (USD)	-	(61)
EU euro (EUR)	10	(4)
Argentine peso (ARS)	(0)	-
Mexican peso (MXN)	(526)	-
Colombian peso (COP)	(11)	-
Other currencies	(0)	(4)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

The main relevant exposures correspond to:

(a)	Argentine peso vs. US dollar

The cumulative devaluation for the Argentine peso during 2016 was 17.9%. The devaluation generated a negative effect of USD 140 million, included as currency translation adjustment in Other comprehensive income in connection with the valuation of Ternium’s Argentine subsidiaries’ equities (mainly Siderar S.A.I.C.), and a loss of USD 21 million, included as net foreign exchange results in the Income Statement.

If the Argentine peso had weakened by 1% against the US dollar, it would have generated a pre-tax loss of USD 0.7 million as of December 31, 2016, and a pre-tax loss of USD 0.5 million as of December 31, 2015.

(b)	Mexican peso vs. US dollar

If the Mexican peso had weakened by 1% against the US dollar, it would have generated a pre-tax gain of USD 5.5 million and USD 3.8 million as of December 31, 2016 and 2015, respectively.

(c)	Colombian peso vs. US dollar

If the Colombian peso had weakened by 1% against the US dollar, it would have generated a pre-tax gain of USD 0.1 million and no effects as of December 31, 2016 and 2015, respectively.

We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened simultaneously by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 4.9 million higher (USD 3.3 million higher as of December 31, 2015), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables, borrowings and other liabilities.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 1.1 billion, the currency translation adjustment included in total equity would have been USD 10.4 million lower (USD 10.1 million lower as of December 31, 2015), arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as interest rate swaps.

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 6.92% and 3.37% for 2016 and 2015, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2016 and 2015, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

Ternium’s total variable interest rate debt amounted to USD 814 million (66.8% of total borrowings) at December 31, 2016 and USD 1,059 million (69.6% of total borrowings) at December 31, 2015.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2016, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2016 would have been USD 13.5 million lower (USD 17.7 million lower as of December 31, 2015).

1.2) Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 65.7% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2016, in comparison with approximately 60.7% as of December 31, 2015.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2016, trade receivables total USD 635.0 million (USD 511.5 million as of December 31, 2015). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 2.4 million (USD 2.4 million as of December 31, 2015), credit insurance of USD 326.9 million (USD 285.0 million as of December 31, 2015) and other guarantees of USD 7.6 million (USD 7.3 million as of December 31, 2015).

As of December 31, 2016, trade receivables of USD 571.9 million (USD 436.2 million as of December 31, 2015) were fully performing.

As of December 31, 2016, trade receivables of USD 69.1 million (USD 82.9 million as of December 31, 2015) were past due (mainly up to 180 days).

The amount of the allowance for doubtful accounts was USD 6.0 million as of December 31, 2016 (USD 7.6 million as of December 31, 2015).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

The carrying amounts of the Company’s trade and other receivables as of December 31, 2016, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	636
EU euro (EUR)	22
Argentine peso (ARS)	12
Mexican peso (MXN)	119
Colombian peso (COP)	57
Other currencies	2

848

1.3) Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2017	2018	2019	2020	Thereafter
Borrowings	822	226	36	36	98
Interests to be accrued (1)	30	8	4	3	4
Trade payables and other liabilities	588	6	7	1	13
Total	1,440	240	47	40	115

(1) These amounts do not include the effect of derivative financial instruments.

As of December 31, 2016, total borrowings less cash and cash equivalents and other current and non-current investments amounted to USD 884.3 million.

1.4) Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.19 and 0.24 as of December 31, 2016 and 2015, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

2) Financial instruments by category and fair value hierarchy level

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of December 31, 2016 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Held to maturity	Total

(i) Assets as per statement of financial position
Receivables	127,241	-	-	127,241
Derivative financial instruments	-	316	-	316
Trade receivables	635,015	-	-	635,015
Other investments	52,995	83,117	14,739	150,851
Cash and cash equivalents	83,437	100,026	-	183,463

Total	898,688	183,459	14,739	1,096,886

As of December 31, 2016 (in USD thousands)	Derivatives	Other financial liabilities	Held to maturity	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	35,107	-	35,107
Trade payables	-	580,941	-	580,941
Derivative financial instruments	287	-	-	287
Borrowings	-	1,218,635	-	1,218,635

Total	287	1,834,683	-	1,834,970

As of December 31, 2015 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Held to maturity	Total

(i) Assets as per statement of financial position
Receivables	34,342	-	-	34,342
Derivative financial instruments	-	1,787	-	1,787
Trade receivables	511,464	-	-	511,464
Other investments	69,935	167,256	-	237,191
Cash and cash equivalents	74,841	76,650	-	151,491

Total	690,582	245,693	-	936,275

As of December 31, 2015 (in USD thousands)	Derivatives	Other financial liabilities	Held to maturity	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	23,298	-	23,298
Trade payables	-	555,621	-	555,621
Derivative financial instruments	20,635	-	-	20,635
Borrowings	-	1,521,023	-	1,521,023

Total	20,635	2,099,942	-	2,120,577

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

Fair Value by Hierarchy

Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

-	Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-	Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2016 and 2015:

	Fair value measurement as of December 31, 2016 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	100,026	100,026	-
Other investments	83,117	78,105	5,012
Derivative financial instruments	316	-	316

Total assets	183,459	178,131	5,328

Financial liabilities at fair value through profit or loss
Derivative financial instruments	287	-	287

Total liabilities	287	-	287

	Fair value measurement as of December 31, 2015 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	76,650	76,650	-
Other investments	167,256	140,092	27,164
Derivative financial instruments	1,787	-	1,787

Total assets	245,693	216,742	28,951

Financial liabilities at fair value through profit or loss
Derivative financial instruments	20,635	-	20,635

Total liabilities	20,635	-	20,635

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2016, the effective portion of designated cash flow hedges amounts to USD 0.1 million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4)	Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015
and for the years ended December 31, 2016, 2015 and 2014

29.	SUBSEQUENT EVENTS - Agreement for the acquisition of CSA Siderúrgica do Atlântico Ltda.

On February 21, 2017, the company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. entered into a definitive agreement with thyssenkrupp AG (“tkAG”) to acquire a 100% ownership interest in thyssenkrupp Slab International B.V. (“tkSI”) and its wholly-owned subsidiary CSA Siderúrgica do Atlântico Ltda. (“CSA”). In addition, tkAG will assign to Ternium a 2.0 million tons per year agreement to supply slabs to thyssenkrupp’s former Calvert re-rolling facility in Alabama, U.S.. The price of the transaction was set using EUR1.5 billion as enterprise value and September 30, 2016, as a locked-box date, and is subject to agreed-upon adjustments at closing. The transaction, which will require antitrust clearance in several jurisdictions, including Brazil, Germany and the U.S., and other conditions, is expected to close on or before September 30, 2017.

Based on the agreed-upon valuation and adjustments as of September 30, 2016, and considering CSA’s financial debt with BNDES of EUR 0.3 billion, Ternium expects to disburse EUR 1.26 billion for this transaction.

The assets to be acquired had in calendar year 2016 consolidated annual sales of EUR 1.6 billion, shipments of 4.3 million tons and EBITDA of EUR256 million. CSA is a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and has an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant.

Ternium anticipates that it will finance the acquisition with bank debt, and that it will begin consolidating tkSI’s balance sheet and results of operations as from the third quarter of 2017.

Pablo Brizzio

Chief Financial Officer

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